UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  The Elder-Beerman Stores Corp.

Title of Class of Securities:  Common Stock

CUSIP Number:   284470101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James D. Bennett, Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                         October 6, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284470101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         838,500

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         838,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         838,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         5.4%

14. Type of Reporting Person

         IN

Item 1.  Security and Issuer

         This statement relates to the Common Stock (the

"Shares") of The Elder-Beerman Stores Corp. (the "Issuer").  The

Issuer's principal executive office is located at 3155 El-Bee

Road, Dayton, Ohio 45439.

Item 2.  Identity and Background

         This statement is being filed on behalf of James D.

Bennett.  Mr. Bennett's principal office is located at 2 Stamford

Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, Connecticut

06901.  The principal business of Mr. Bennett is to act as an investment manager.

         Mr. Bennett has not, during the last five years, been

convicted in any criminal proceeding.  Mr. Bennett has not,

during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

federal or state securities laws or finding any violations with respect to such laws.

         Mr. Bennett is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett is deemed to

beneficially own 838,500 Shares.  The Shares which Mr. Bennett is deemed to benefically own are held on behalf of certain investment entities over which Mr. Bennett has investment discretion. The 838,500 Shares were purchased in open market transactions at an aggregate cost of  $6,026,568.  The funds for the purchase of the Shares came from each investment entitity's own funds.  No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transaction

         The Shares beneficially owned by Mr. Bennett were

acquired for investment purposes.  Mr. Bennett may acquire

additional Shares, dispose of all or some of the Shares from time to time, in each case in open market transactions,

block sales or purchases or otherwise, or may continue to

hold the Shares.

         Mr. Bennett has communicated and intends to

continue communicating with management and shareholders of

the Issuer to: discuss company business, make proposals

including a proposal that the company tender for a

significant portion of its shares and/or take other actions

with respect to the company should he deem such actions

appropriate.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Bennett is deemed to be

the beneficial owner of 838,500 Shares of the Issuer.  Based on the Issuer's latest 10-Q, there were a total of

15,550,993 Shares outstanding as of September 9, 1999.

Therefore, Mr. Bennett is deemed to beneficially own 5.4% of the outstanding Shares. Mr. Bennett has the shared power to vote, direct the vote, dispose of or direct the disposition

of all of the Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Mr. Bennett does not have any contract,

arrangement, understanding or relationship with any person

with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         1. A description of the transactions in the Shares

that were effected by Mr. Bennett in the 60 days preceeding

October 6, 1999 is filed herewith as Exhibit A.


Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

    /s/ James D. Bennett

    James D. Bennett


Date:  October 15, 1999












                                6
75252000.BD3

                                                      Exhibit A

                    Schedule of Transactions


                             Shares Purchased    Price
         Date                or (Sold)           Per Share

         8/16/99                   5,500            $5.79

         8/23/99                   10,000            7.63

         8/23/99                   35,000            7.6735

         8/24/99                   (14,800)          8.1644

         9/3/99                    5,000             7.295

         9/29/99                   105,000           6.563

         10/5/99                   5,000             6.045

         10/7/99                   76,600            6.313






























75252000.BD3